Vincent A. Vietti
Direct Dial:  (609) 896-4571
Internet Address:  vvietti@foxrothschild.com

October 25, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 4561
Washington, D.C.  20549
Attention:  Angela Crane

Re:	Mikros Systems Corporation
Form 10-KSB for the year ended December 31, 2006
Filed March 30, 2007
Form 10-QSB for the quarter ended June 30, 2007
Filed August 13, 2007
File No. 000-14801

Dear Ms. Crane:

We thank you for your comment letter.  The following is in response to the Staff’s comment letter dated September 27, 2007 (the “Comment Letter”) addressed to Mikros Systems Corporation (the “Company”).  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-KSB for the year ended December 31, 2006

Item 6.  Management’s Discussion and Analysis

1.
Please revise in future filings to include a separately captioned section to discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition.  We refer you to Item 303(c) of Regulation S-B.

October 25, 2007

The Company does not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.  As a result, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such  relationships.

As requested by the Staff, and in accordance with Item 303(c) of Regulation S-B, the Company will include in its future filings a separately captioned section to discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition.

Financial Statements

Statements of Income

2.
We note that you include weighted average number of shares outstanding on the face of the income statement and that this appears to be the number of shares used to calculate basic earnings per share.  Please revise future filings to also include the weighted average number of shares outstanding used to calculate diluted earnings per share.

The Company will revise future filings to include both weighted average number of shares outstanding on the face of the income statement for the number of shares used to calculate both basic earnings per share and diluted earnings per share.  This information is currently only included in Note 6 of the notes to the financial statements.

Note. 2 – Significant Accounting Policies

Receivables on Government Contracts

3.
We note from your disclosure in Management’s Discussion and Analysis that your unbilled revenue reflects work performed, but not billed at the time, pending contractual requirements and is classified as a current asset.  Please disclose amounts representing the recognized sales value of performance and such amounts that had not been billed at the date of the balance sheet in your future filings.  Please refer to Regulation S-X, Rule 5-02-3(c).

Although the Management’s Discussion and Analysis indicated that unbilled revenue reflects work performed, but not billed at the time pending contractual requirements, is classified as a current asset, as of December 31, 2006, there were no such amounts recorded.  The foregoing discussion should have so indicated.  In its future filings, the Company will disclose such amounts as of the date of the balance sheet or disclose that no such amounts are recorded, as applicable.

October 25, 2007

Revenue Recognition

4.
Please explain to us and expand in future filings to describe your revenue recognition policy in greater detail.  Details should be provided to the extent that policy differs among the various nature and types of contracts obtained.  Also discuss how revenue is recognized when production and services are performed through third-party sub-contractors.  Provide details of how customer acceptance impacts revenue recognition.  Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 compliant.

The Company is engaged in contracts with the Federal Government to help fund the costs of certain research and development activities as the Company attempts to develop certain technology to be utilized by the US Department of Defense.  The contracts are cost plus fixed fee contracts and the Company recognizes revenue under the contracts as it incurs reimbursable costs.  Each bill has a component for the reimbursable direct costs and a portion of overhead and fixed fees.  The overhead and fixed fees are being billed to the government at the rate permitted by the Defense Contract Audit Agency.

Certain arrangements are different from production-type contracts and qualify as research and development by meeting all of the following conditions:

a.	Activities performed in connection with the contractual arrangement qualify as research and development as defined by FASB Statement No. 2
b.	The contractor retains a right to the data and results of the research and development activities
c.
The contractual arrangement obligates the contractor to perform only on a best-efforts basis to achieve the agreed-upon objectives of the research and development activity, rather than to deliver a product or service meeting defined performance or other (such as design) specifications

October 25, 2007

d.
At the inception of the contract, the contractor and the customer enter into the arrangement with the expectation that costs will be incurred in excess of amounts to be funded. This condition will be met if contractual or other documentation specifically evidences acknowledgment of this expectation by both the contractor and the customer. Implicit in this condition is the existence of significant uncertainty at the date the contractor enters into the arrangement regarding the likelihood of successfully securing follow-on contracts related to the research and development activity

e.	The research and development arrangement is not combined with other contracts or segmented in accordance with paragraphs 35 through 42 of SOP 81-1
f.
The federal government is the sole or principal expected ultimate customer (including foreign military sales) for the research and development activity or products directly resulting from the R&D activity subject to the arrangements

Similarly, when third party contractors are utilized in relation to these contracts, the Company reviews their performance and upon the Company’s determination that the costs are reimbursable under the contract, the Company records revenue for such costs in the period incurred.  The Company believes that its recording of revenues in relation to its existing contracts is in compliance with SAB 104.  The Company will include in future filings a more detailed description of its revenue recognition policy.

Note 3. Redeemable Series C Preferred Stock and Shareholders’ Equity

Series D Preferred Stock

5.
We noted that you classified the Series C Preferred Shares that are redeemable at the company’s options at any time outside of permanent equity on your balance sheets.  We also noted that your Series D Preferred Shares are subject to redemption at the company’s option at any time, but these shares are classified within permanent equity.  Please tell us more about the redemption terms of all of your preferred shares and tell us why the Series C Preferred Shares are the only class that is required to be classified outside permanent equity.  We refer you to EITF D-98.

Based upon its interpretation of EITF D-98, the Company has historically classified its Series C Preferred Stock outside of permanent equity.  While EITF D-98 indicates that the Staff believes that ordinary liquidation events which involve the redemption and liquidation of all equity securities should not result in a security being classified outside of permanent equity, the Company’s Series C Preferred Stock agreement requires redemption in the event of certain “organic changes” (as defined in the Certificate of Designation of Series C Preferred Stock) such as capital reorganizations, reclassifications, consolidation, merger, or sale of all or substantially all of the Company’s assets to another person.  The Company has historically interpreted this “organic change” to be outside of its control. The Company’s Series D Shares do not contain this same requirement for redemption in the event of certain “organic changes”.  Accordingly, the Company has reflected these related amounts in permanent equity, since such shares are solely redeemable at the option of the issuer.  Similarly, the Company’s Preferred Stock is redeemable solely at the option of the Company and the Series B Preferred Stock is not redeemable.

October 25, 2007

6.
We noted that you obtained a waiver from your shareholders for future accumulation of dividends related to the Series D Preferred Shares effective January 1, 2006.  However, there were dividends in arrears of approximately $828,000 as of December 31, 2005 that were not affected by this waiver and in arrears as of such date.  Please tell us how you have accounted for the dividends in arrears.  We refer you to paragraph 15 of EITF D-98.

As noted in the response to Comment No. 5 above, the Company’s Series D Preferred Stock is redeemable only at the option of the Company and thus not currently redeemable.  Since it is not currently redeemable as of the reporting date and it was not deemed probable that the security would become redeemable, no adjustment was deemed necessary.  Since the shares were only redeemable at the option of the Company, the Company concluded that any further discussion was not required.

Form 10-QSB for the quarter ended June 30, 2007

Condensed Statement of Income

7.
We note the “the increase in engineering costs for the three months ended June 30, 2007 was due to the hiring of an engineering consultant and additional engineering personnel, and the additional medical and other fringe benefits associated with our engineering personnel in engineering costs”.  We note that you derive revenue from the research and development of electronic systems technology.  Please tell us the specific nature of these engineering costs and tell us why classification of these expenses as operating expenses (as opposed to cost of sales) is appropriate.

The Company is a research and development organization.  The substantial majority of the engineering costs consisted of (i) salary, wages and related fringe benefits paid to engineering employees, (ii) rent-related costs, and (iii) consulting fees paid to engineering consultants.

These costs were classified as part of “Engineering Overhead” and included in the Company’s operating expenses.  As the nature of these costs benefit the entire organization and all research and development efforts, and their benefit cannot be identified with a specific project or contract, these engineering costs were appropriately classified as operating expenses.

October 25, 2007

Item 3. Controls and Procedures

8.
We note your statement that your President has “concluded that [your] disclosure controls and procedures are designed to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Securities Exchange Act of 1934…..”  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please confirm to us that your controls and procedures are effective and that you will revise future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

The Company’s President, who serves as the Company’s principal executive and principal financial officer, concluded that as of the end of the period covered by the Company’s Form 10-QSB for the quarter ended June 30, 2007, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information what is required to disclose in reports that it files or submit under the Securities Exchange Act of 1934 were: (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including our president, as appropriate, to allow timely decisions regarding required disclosure.  The Company will include the required conclusion in its future filings.

The requested acknowledgement is attached hereto as Exhibit A.

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (609) 896-4571 with any questions or additional comments.  Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By: /s/ Vincent A. Vietti
Vincent A. Vietti

cc: Mr. Thomas J. Meaney, President
Mikros Systems Corporation

Attachment A

October 25, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 4561
Washington, D.C. 20549
Attn:  Angela Crane

Re:	Mikros Systems Corporation
Form 10-KSB for the year ended December 31, 2006
Filed March 30, 2007
Form 10-QSB for the quarter ended June 30, 2007
Filed August 13, 2007
File No. 000-14801

Ladies and Gentlemen:

Pursuant to the Staff’s Comment Letter to Mikros Systems Corporation dated September 26, 2007, the Company has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mikros Systems Corporation

By: /s/ Thomas J. Meaney
Thomas J. Meaney
President